June 13, 2005

via federal express

Adelaja K. Heyliger
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington DC, 20549

Re:   Micrus Endovascular Corporation

Dear Mr. Heyliger:

     Micrus Endovascular Corporation (the “Company”) is submitting this letter to the Securities and Exchange Commission (the “Commission”) in connection with the request the Company submitted to the Commission earlier today requesting that its Registration Statement on Form S-1 (Registration No. 333-123154) be declared effective on Wednesday, June 15, 2005 at 3:00 p.m. Eastern Daylight Time.

     The Company hereby acknowledges the following:

     1. The Commission’s declaration of the effectiveness of the Registration Statement does not foreclose the Commission from taking any action with respect to the filing of the Registration Statement.

     2. The Commission’s declaration of the effectiveness of the Registration Statement does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure set forth in the Registration Statement; and

     3. The Company may not assert the comments provided by the Commission to the Company in connection with the filing of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MICRUS ENDOVASCULAR CORPORATION

By:	/s/ Robert A. Stern
Robert A. Stern
Executive Vice President and
Chief Financial Officer